SUB-ITEM 77D: Policies with Respect to Security Investments

M Fund, Inc.
Supplement dated as of June 30, 2008 to the
Prospectus dated April 29, 2008

Effective immediately the third paragraph of the sub-section entitled “Additional Information About the Funds – Brandes International Equity Fund” within the section “Investment Strategies and Risks” on page 16 of the Prospectus is replaced with the following:

The Fund may invest in any single country if, at the time of purchase, the Fund’s investment in such country does not exceed the greater of:

•       35% of its total assets; or

•       150% of the weighting of such country as represented in the MSCI EAFE Index.

Effective immediately the first paragraph of the sub-section entitled “Additional Information About the Funds – Turner Core Growth Fund” within the section “Investment Strategies and Risks” on page 17 of the Prospectus is replaced with the following:

Generally, the Turner Core Growth Fund will be fully invested and will typically consist of 60 to 90 securities. Portfolio exposure is generally limited to 5% of assets in any single issuer, subject to exceptions for securities that comprise more than 3% of the S&P 500 Index. For those securities, the Fund may hold up to two times the index weighting.